Daniel A. Peterson
Partner

190 Carondelet Plaza, Suite 600
St. Louis, MO 63105
Direct: 314.345.6246
Fax: 314.480.1505
dan.peterson@huschblackwell.com

October 20, 2010

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Mail Stop 4720 Washington D.C. 20549 Attention: Mr. James E. O’Connor
Re:	Zea Capital Fund LLC (“Zea” or the “Fund”)
Registration Statement on Form N-2 filed December 21, 2009
Pre-effective Amendment No. 1 filed June 14, 2010
Pre-effective Amendment No. 2 filed July 30, 2010
Notice of Effectiveness on August 4, 2010
Prospectus filed effective on August 6, 2010
File Numbers 333-163888 and 814-00797

To the Commission:

Please be advised we have filed via EDGAR today, pursuant to Rule 497(a) adopted under the Securities Act of 1933, as amended, a supplement to each the prospectus and statement of additional information as previously filed on August 6, 2010.  Should you have any questions or concerns about the foregoing, please do not hesitate to contact myself at the number listed above.

Sincerely,

/s/ Daniel A. Peterson
Daniel A. Peterson
Partner

HUSCH BLACKWELL LLP